UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: February 25, 2008

Exhibit 99.1

PERFECT WORLD ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2007 UNAUDITED FINANCIAL RESULTS

(Beijing – February 25, 2008) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007

Fourth Quarter 2007 Highlights1

•	Total revenues were RMB258.4 million (USD35.4 million), an increase of 20.8% from 3Q07 and 325.2% from 4Q06

•	Gross profit was RMB219.8 million (USD30.1 million), an increase of 23.2% from 3Q07 and 364.0% from 4Q06

•	Operating profit was RMB137.4 million (USD18.8 million), an increase of 18.0% from 3Q07 and a significant turnaround from an operating loss of RMB10.5 million in 4Q06

•	Net income was RMB146.2 million (USD20.0 million), an increase of 18.6% from 3Q07 and a significant turnaround from a net loss of RMB11.1 million in 4Q06

•

Basic and diluted earnings per ADS were RMB2.62(USD0.36) and RMB2.48 (USD0.34), respectively, as compared to basic and diluted earnings per ADS of RMB2.51 and RMB2.18, respectively, in 3Q07, and a net loss per ADS of RMB0.43 in 4Q06

•	Aggregate average concurrent users (ACU) for games under operation were approximately 624,000, an increase of 21.6% from 3Q07 and 153.5% from 4Q06

•	Active paying customers (APC) for games under item-based revenue model were approximately 1,565,000, an increase of 12.8% from 3Q07 and 159.9% from 4Q06

•	Average revenue per active paying customer (ARPU) for games under item-based revenue model was RMB141, an increase of 3.8% from 3Q07 and 85.2% from 4Q06

•	Expansion packs for “Perfect World II,” “Zhu Xian,” and “Legend of Martial Arts” were successfully launched

•	“Perfect World II” was successfully launched in Korea by CJ Internet Corporation on October 23, 2007

•	“Legend of Martial Arts” was successfully launched in Taiwan by Soft-World International Corp. on November 28, 2007

•	Closed beta testing for “Chi Bi” was launched on December 18, 2007

•	Small-scale closed beta testing for “Hot Dance Party” was launched on December 28, 2007

[1]	The U.S. dollar (USD) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB7.2946 to USD1.00. The percentages stated are calculated based on RMB.

Fiscal Year 2007 Financial Highlights

•	Total revenues were RMB689.1 million (USD94.5 million), an increase of 593.2% from fiscal year 2006

•	Gross profit was RMB570.1 million (USD78.2 million), an increase of 662.2% from fiscal year 2006

•	Operating profit was RMB350.2 million (USD48.0 million), a significant turnaround from an operating loss of RMB27.5 million in fiscal year 2006

•	Net income was RMB361.9 million (USD49.6 million), a significant turnaround from a net loss of RMB27.9 million in fiscal year 2006

•	Basic and diluted earnings per ADS were RMB8.63 (USD1.18) and RMB6.77 (USD0.93), respectively, as compared to a net loss per ADS of RMB1.02 in fiscal year 2006

“2007 was a great year for us and our fourth quarter results came in well ahead of our expectations,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “I believe our achievements were driven by our ability to successfully develop and operate new games while maintaining user interest in our portfolio of existing games. This demonstrates our commitment to deliver solid results and maximize shareholder value. Our management team has always been one of our key competitive strengths, and I am happy to have Mr. Alan Chen join our management team. Alan was appointed as our Senior Vice President and General Manager of our Shanghai office which is being established. He will lead our initiatives to expand our game development capacity in Shanghai and help our business grow in potential overseas markets. In the past year, we successfully executed a number of major strategic developments, such as the launch of ‘Zhu Xian,’ the successful completion of our initial public offering, and an expansion in the number of overseas licensing agreements, all of which have helped strengthen our position as a leading online game developer and operator in China. I am also very pleased that we launched small-scale closed beta testing for ‘Hot Dance Party’ in 4Q07 and open beta testing for ‘Chi Bi’ in 1Q08. We currently have four new games under development, including a 3D MMORPG based on ‘Journey to the West,’ one of the four great classical novels of Chinese literature. Our proven track record and ability to diversify our game portfolio are expected to further demonstrate our determination to develop and operate new games. I believe our strong commitment to effectively executing our core strategies and continuous efforts to achieve sustainable growth will serve as a solid foundation and help us become one of the leading online game companies in the world.”

Fourth Quarter 2007 Financial Results

Total Revenues

Total revenues were RMB258.4 million (USD35.4 million) in 4Q07, an increase of 20.8%, or RMB44.5 million from RMB213.9 million in 3Q07 and an increase of 325.2%, or RMB197.6 million from RMB60.8 million in 4Q06.

Online game operation revenues were RMB230.2 million (USD31.6 million) in 4Q07, an increase of 16.6%, or RMB32.7 million, from RMB197.4 million in 3Q07 and an increase of 285.2%, or RMB170.4 million, from RMB59.8 million in 4Q06. The sequential increase in online game operation revenues primarily resulted from the successful launch of expansion packs for each of the Company’s three existing item-based games, which also helped extend the average period that players typically play its games.

The ACU was approximately 624,000 in 4Q07, an increase of 21.6%, or 111,000, from 513,000 in 3Q07 and an increase of 153.5%, or 378,000, from 246,000 in 4Q06. The ARPU for games under item-based revenue model was RMB141 in 4Q07, an increase of 3.8%, or RMB5, from RMB136 in 3Q07 and an increase of 85.2%, or RMB65, from RMB76 in 4Q06. The APC for games under item-based revenue model was approximately 1,565,000 in 4Q07, an increase of 12.8%, or 177,000, from 1,390,000 in 3Q07 and an increase of 159.9%, or 963,000, from 602,000 in 4Q06.

Overseas licensing revenues were RMB28.2 million (USD3.9 million) in 4Q07, an increase of 71.7%, or RMB11.8 million, from RMB16.4 million in 3Q07 and an increase of 2,682.3%, or RMB27.2 million, from RMB1.0 million in 4Q06. The sequential increase in overseas licensing revenues was mainly due to an increase in usage-based royalty fees from the Taiwan market of approximately RMB3.8 million, and additional usage-based royalty fees from the Korean market of approximately RMB3.4 million in 4Q07. Moreover, initial license fees of approximately RMB3.4 million in relation to licensing agreement with Soft-World International Corp. for Legend of Martial Arts was recognized in 4Q07.

Cost of Revenues

The cost of revenues was RMB38.6 million (USD5.3 million) in 4Q07, an increase of 9.1%, or RMB3.2 million, from RMB35.4 million in 3Q07 and an increase of 188.1%, or RMB 25.2 million, from RMB13.4 million in 4Q06. The rise from 3Q07 was mainly due to an increase in staff costs, a special year-end bonus, and an increase in VAT and other related taxes.

Gross Profit and Gross Margin

Gross profit was RMB219.8 million (USD30.1 million) in 4Q07, an increase of 23.2%, or RMB41.3 million, from RMB178.5 million in 3Q07, and an increase of 364.0%, or RMB172.4 million, from RMB47.4 million in 4Q06. Gross margin was 85.1% in 4Q07, which increased from 83.4% in 3Q07 and 77.9% in 4Q06. The sequential improvement in gross margin was mainly due to a higher level of economies of scale generated from rapid revenue growth, cost savings from using a greater number of company-owned servers and fewer leased servers, better utilization of servers and Internet Data Center, or IDC, resources, and an increase in overseas licensing revenues.

Operating Expenses

Operating expenses were RMB82.4 million (USD11.3 million) in 4Q07, an increase of 32.8%, or RMB20.3 million, from RMB62.0 million in 3Q07, and an increase of 42.5%, or RMB24.6 million, from RMB57.8 million in 4Q06. The sequential increase in operating expenses was mainly attributed to higher R&D expenses, sales and marketing expenses, and general and administrative expenses.

R&D expenses increased by 67.2%, or RMB9.1 million, from RMB13.6 million in 3Q07 to RMB22.7 million (USD3.1 million) in 4Q07. This was primarily due to an increase in R&D headcount and a special year-end bonus. The R&D headcount was 388 as of December 31, 2007, as compared to 323 as of September 30, 2007.

Sales and marketing expenses increased by 17.2%, or RMB6.5 million, from RMB37.9 million in 3Q07 to RMB44.4 million (USD6.1 million) in 4Q07. This was largely due to an increase in advertising and promotional expenses and a special year-end bonus.

General and administrative expenses increased by 44.4%, or RMB4.7 million, from RMB10.5 million in 3Q07 to RMB15.2 million (USD2.1 million) in 4Q07. This was primarily due to an increase in share-based compensation expenses, a special year-end bonus, and an increase in professional fees, including Sarbanes Oxley compliance consulting fees and legal fees.

Operating Profit

Operating profit was RMB137.4 million (USD18.8 million) in 4Q07, an increase of 18.0%, or RMB21.0 million, from RMB116.4 million in 3Q07, and a significant turnaround from an operating loss of RMB10.5 million in 4Q06.

Income Tax Expense

Income tax expense was RMB4.3 million (USD0.6 million) in 4Q07, an increase of 79.1%, or RMB 1.9 million, from RMB2.4 million in 3Q07 and a significant increase from RMB0.2 million in 4Q06. The sequential increase was mainly due to the increase in overseas licensing revenues in 4Q07.

Net Income

Net income was RMB146.2 million (USD20.0 million) in 4Q07, an increase of 18.6%, or RMB22.9 million from RMB123.3 million in 3Q07, and a significant turnaround from a net loss of RMB11.1 million in 4Q06. Basic and diluted earnings per ADS were RMB2.62 (USD0.36) and RMB2.48 (USD0.34), respectively, in 4Q07, as compared to basic and diluted earnings per ADS of RMB2.51 and RMB2.18, respectively, in 3Q07, and a loss per ADS of RMB0.43 in 4Q06.

Cash and Cash Equivalents

As of December 31, 2007, the Company had RMB1.5 billion (USD205.1 million) of cash and cash equivalents, an increase of 5.8%, or RMB 82.5 million, from RMB1.4 billion as of September 30, 2007. The sequential increase was mainly due to net cash inflow generated from the Company’s online game operations and overseas licensing.

Fiscal Year 2007 Financial Results

Total Revenues

Total revenues were RMB689.1 million (USD94.5 million) in fiscal year 2007, an increase of 593.2%, or RMB589.7 million from RMB99.4 million in fiscal year 2006. The year-over-year increase was primarily due to the expansion of the Company’s game portfolio in the domestic market and a significant increase in overseas licensing revenues. Online game operation revenues were RMB615.7 million (USD84.4 million) in fiscal year 2007, an increase of 525.8%, or RMB517.3 million, from RMB98.4 million in fiscal year 2006. Overseas licensing revenues were RMB73.4 million (USD10.1 million) in fiscal year 2007, an increase of 7,139.9%, or RMB72.4 million, from RMB1.0 million in fiscal year 2006.

Gross Profit and Gross Margin

Gross profit was RMB570.1 million (USD78.2 million) in fiscal year 2007, an increase of 662.2%, or RMB495.3 million, from RMB74.8 million in fiscal year 2006. Gross margin was 82.7% in fiscal year 2007, which increased from 75.2% in fiscal year 2006. The year-over-year increase in gross margin was primarily due to a higher level of economies of scale generated from significant revenue growth.

Operating Expenses

Operating expenses were RMB219.9 million (USD30.1 million) in fiscal year 2007, an increase of 115.0%, or RMB117.6 million, from RMB102.3 million in fiscal year 2006. The year-over-year increase in operating expenses was mainly attributed to a significant increase in R&D expenses, sales and marketing expenses, and general and administrative expenses excluding one-time share-based compensation in fiscal year 2006, primarily due to the Company’s business expansion.

Operating Profit

Operating profit was RMB350.2 million (USD48.0 million) in fiscal year 2007, a significant turnaround from an operating loss of RMB27.5 million in fiscal year 2006.

Net Income

Net income was RMB361.9 million (USD49.6 million) in fiscal year 2007, a significant turnaround from a net loss of RMB27.9 million in fiscal year 2006. Basic and diluted earnings per ADS were RMB8.63 (USD1.18) and RMB6.77 (USD0.93), respectively, in fiscal year 2007, as compared to a net loss per ADS of RMB1.02 in fiscal year 2006.

Cash and Cash Equivalents

As of December 31, 2007, the Company had RMB1.5 billion (USD205.1 million) of cash and cash equivalents, a significant increase from RMB101.4 million as of December 31, 2006. The year-over-year increase was mainly due to the net proceeds collected from the IPO and net cash inflow generated from the Company’s operations.

Recent Business Developments

U.S. Subsidiary

The Company is in the process of establishing a U.S. subsidiary to capture potential business opportunity in North America. The U.S. subsidiary is expected to primarily focus on solidifying the Company’s international expansion strategy.

Appointed Alan Chen as the Company’s Senior Vice President and General Manager of the Shanghai office

The Company has appointed Alan Chen as Senior Vice President and General Manager of the Shanghai office which is being established. Mr. Chen will lead the initiatives to expand the Company’s game development capacity in Shanghai and help the Company expand in additional overseas markets.

Launched Open Beta Testing for “Chi Bi”

The Company successfully launched open beta testing on January 25, 2008 for “Chi Bi,” its first MMORPG based on Chinese history, the famous Three Kingdoms period. The Company will co-promote “Chi Bi” alongside the movie “Red Cliff,” which has the same Chinese name as “Chi Bi,” in mainland China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in mainland China.

Entered into New Overseas Licensing Agreements with Cubinet Interactive

On February 19, 2008, the Company announced that it had entered into new overseas licensing agreements with Cubinet Interactive Sdn. Bhd. to license the Company’s “Legend of Martial Arts” in Vietnam and “Zhu Xian” in Vietnam, Thailand, Malaysia and Singapore.

Incorporated Perfect Online Holding Limited

The Company incorporated Perfect Online Holding Limited, a wholly-owned subsidiary, in Hong Kong in the fourth quarter of 2007, and transferred the Company’s 100% direct shareholding in Beijing Perfect World Software Co., Ltd., the Company’s wholly-owned subsidiary in China, to the new Hong Kong subsidiary in the first quarter of 2008.

Purchased New Office Space

The Company purchased office premises with an area of approximately 4,500 square meters during the past quarter, and additional office premises with an area of approximately 2,700 square meters in 1Q08 to meet the demand arising from the Company’s recent business and staff expansion. Both premises are located in Beijing, China, and the total cost is approximately RMB72.1 million.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2008 are expected to be between RMB276 million and RMB284 million. This represents an increase of 7%—10% on a sequential basis and reflects expected growth from launch of new games and incremental revenues from existing games.

The Company expects to launch open beta testing for its new game, “Hot Dance Party,” by the end of 1Q08. “Hot Dance Party” is the Company’s first 3D casual game, and the Company is currently working on strengthening the game’s innovative features given the feedback received during small-scale closed beta testing.

Conference Call

Perfect World will host a conference call and live webcast at 8:00am Eastern Time (EST) (9:00pm, Beijing time) on Monday, February 25, 2008.

The dial-in details for the live conference call are as follows:

•	U.S. toll free number +1-877-847-0047

•	International dial-in number +852-3006-8101

•	China toll free number 800-876-5011

Passcode: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. Eastern Time, March 3, 2008.

The dial-in details for the replay are as follows:

•	U.S. toll free number +1-877-847-0047

•	International dial-in number +852-3006-8101

•	China toll free number 800-876-5011

Passcode: 090995

About Perfect World Co., Ltd. (www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed 3D massively multiplayer online role playing games (“MMORPGs”) includes “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian” and “Chi Bi.” The Company uses a time-based revenue model for “Perfect World,” and an item-based revenue model for “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian” and “Chi Bi.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in more than ten countries and regions. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our dependence on five games for substantially all of our revenues, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, and changes of the regulatory environment in China. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release and in the attachments is as of February 25, 2008, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Peter Homstad

Tel: +1-480-614-3026

Fax: +1-480-614-3033

Email: phomstad@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited December 31, 2006	Unaudited December 31, 2007	Unaudited December 31, 2007

	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	101,356,892	1,496,032,993	205,087,735
Accounts receivable	5,570,756	16,796,527	2,302,597
Prepayment and other assets	6,700,732	40,806,249	5,594,035
Deferred tax assets	237,639	731,142	100,231

Total current assets	113,866,019	1,554,366,911	213,084,598

Non current assets
Property and equipment, net	10,578,722	107,331,206	14,713,787
Intangible assets, net	2,740,165	1,723,048	236,209
Prepaid expenses	344,955	1,590,002	217,970
Deferred tax assets	—	730,180	100,099

Total assets	127,529,861	1,665,741,347	228,352,663

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	6,746,791	23,464,378	3,216,678
Advance from customers	20,449,444	49,672,384	6,809,473
Salary and welfare payable	10,175,358	30,901,115	4,236,163
Taxes payable	5,330,698	13,374,892	1,833,533
Accrued expenses and other liabilities	7,224,240	14,175,638	1,943,306
Due to related parties	126,900	—	—
Deferred revenue	32,976,470	134,729,776	18,469,796
Deferred government grants	1,000,000	1,100,000	150,796

Total current liabilities	84,029,901	267,418,183	36,659,745
Deferred revenue	—	7,946,946	1,089,429

Total liabilities	84,029,901	275,365,129	37,749,174

Commitments
Shareholders’ Equity
Series A convertible preferred shares (US$0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006; none authorized, issued and outstanding as of December 31, 2007)	61,796,533	—	—
Ordinary shares (US$0.0001 par value, 9,920,000,000 shares authorized, 154,285,720 Class A ordinary shares issued and outstanding as of December 31, 2006; 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007)	123,400	221,081	30,307
Additional paid-in capital	45,898,257	1,124,169,036	154,109,757
Receivables from shareholders	(126,808)	—	—
Statutory reserves	160,698	29,919,175	4,101,551
(Accumulated deficit)/retained earnings	(64,352,120)	267,837,988	36,717,296
Accumulated other comprehensive loss	—	(31,771,062)	(4,355,422)

Total Shareholders’ Equity	43,499,960	1,390,376,218	190,603,489

Total Liabilities and Shareholders’ Equity	127,529,861	1,665,741,347	228,352,663

Perfect World Co., Ltd.

Consolidated Statements of Operations

	Three months ended				Year ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues
Online game operation revenues	59,754,962	197,444,414	230,194,222	31,556,798	98,391,877	615,740,988	84,410,521
Overseas licensing revenues	1,013,592	16,422,947	28,200,883	3,865,994	1,013,592	73,382,626	10,059,856

Total Revenues	60,768,554	213,867,361	258,395,105	35,422,792	99,405,469	689,123,614	94,470,377
Cost of revenues	(13,405,538)	(35,405,618)	(38,618,961)	(5,294,185)	(24,603,593)	(118,982,981)	(16,311,104)

Gross profit	47,363,016	178,461,743	219,776,144	30,128,607	74,801,876	570,140,633	78,159,273

Operating expenses
Research and development expenses	(5,824,205)	(13,590,762)	(22,725,718)	(3,115,417)	(18,889,338)	(54,167,063)	(7,425,639)
Sales and marketing expenses	(19,262,600)	(37,904,624)	(44,438,673)	(6,091,996)	(37,496,069)	(129,940,811)	(17,813,288)
General and administrative expenses	(32,732,708)	(10,539,458)	(15,215,509)	(2,085,859)	(45,867,344)	(35,783,802)	(4,905,519)

Total operating expenses	(57,819,513)	(62,034,844)	(82,379,900)	(11,293,272)	(102,252,751)	(219,891,676)	(30,144,446)

Operating (loss) / profit	(10,456,497)	116,426,899	137,396,244	18,835,335	(27,450,875)	350,248,957	48,014,827

Other income/(expenses)
Interest income	122,015	9,594,555	14,156,626	1,940,699	320,525	24,968,787	3,422,914
Others, net	(514,046)	(298,604)	(1,053,932)	(144,481)	(611,945)	(1,681,718)	(230,543)

(Loss) / profit before tax	(10,848,528)	125,722,850	150,498,938	20,631,553	(27,742,295)	373,536,026	51,207,198
Income tax expense	(202,718)	(2,381,058)	(4,265,466)	(584,741)	(202,718)	(11,587,441)	(1,588,496)

Net (loss) / profit	(11,051,246)	123,341,792	146,233,472	20,046,812	(27,945,013)	361,948,585	49,618,702

Series A convertible preferred shares accretion	(1,324,828)	—	—	—	(1,834,377)	—	—
Cumulative unearned dividends of Series A Preferred Shares	(792,330)	(207,878)	—	—	(1,019,049)	(1,739,759)	(238,500)

Net (loss) / profit attributable to ordinary shareholders	(13,168,404)	123,133,914	146,233,472	20,046,812	(30,798,439)	360,208,826	49,380,202

Net (loss) / earnings per share, basic	(0.09)	0.50	0.52	0.07	(0.21)	1.73	0.24
Net (loss) / earnings per share, diluted	(0.09)	0.44	0.50	0.07	(0.21)	1.35	0.19
Net (loss) / earnings per ADS, basic	(0.43)	2.51	2.62	0.36	(1.02)	8.63	1.18
Net (loss) / earnings per ADS, diluted	(0.43)	2.18	2.48	0.34	(1.02)	6.77	0.93

Shares used in calculating basic net earnings per share	154,285,720	245,318,329	279,285,720	279,285,720	150,403,134	208,737,775	208,737,775
Shares used in calculating diluted net earnings per share	154,285,720	282,331,579	294,945,237	294,945,237	150,403,134	267,224,171	267,224,171

Total share-based compensation cost included in:
Cost of revenues	(8,706)	(31,815)	(38,209)	(5,238)	(9,080)	(127,929)	(17,537)
Research and development expenses	(267,657)	(377,776)	(679,745)	(93,185)	(312,370)	(1,702,600)	(233,406)
Sales and marketing expenses	(26,106)	(282,867)	(324,124)	(44,433)	(31,217)	(875,711)	(120,049)
General and administrative expenses	(29,623,620)	(1,920,586)	(2,995,652)	(410,667)	(37,827,986)	(5,637,887)	(772,885)

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows

	Three months ended				Year ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss)/profit	(11,051,246)	123,341,792	146,233,472	20,046,812	(27,945,013)	361,948,585	49,618,702
Adjustments for:
Share-based compensation cost	29,926,089	2,613,044	4,037,730	553,523	38,180,653	8,344,127	1,143,877
Depreciation and amortization expense	628,125	2,015,326	2,875,270	394,164	1,300,144	7,162,045	981,828
Exchange loss	513,101	302,708	5,812,374	796,805	798,611	6,834,819	936,970
Changes in assets and liabilities:
Accounts receivable	(4,548,014)	(9,076,518)	2,036,676	279,203	(5,570,756)	(11,225,771)	(1,538,915)
Prepayments and other assets	(3,874,488)	(8,160,418)	(2,592,287)	(355,371)	(5,327,230)	(15,412,217)	(2,112,826)
Deferred tax assets	1,050	(312,045)	(11,235)	(1,540)	(237,639)	(1,223,683)	(167,752)
Due from/to related parties	(1,417,375)	—	—	—	(2,215,700)	(126,900)	(17,396)
Prepaid expenses	(344,955)	(1,273,788)	11,439	1,568	(344,955)	(1,245,047)	(170,681)
Accounts payable	4,458,559	(1,438,383)	3,936,603	539,660	4,992,695	7,133,260	977,882
Advance from customers	14,442,420	26,499,279	(10,869,452)	(1,490,068)	14,745,455	29,222,940	4,006,106
Salary and welfare payable	2,079,812	3,414,273	15,480,337	2,122,164	6,031,165	20,725,757	2,841,247
Taxes payable	4,657,190	3,011,637	(688,092)	(94,329)	5,320,037	8,044,194	1,102,760
Accrued liabilities	(998,825)	4,194,478	4,231,479	580,084	3,245,583	6,951,398	952,951
Deferred revenue	22,605,866	28,155,289	34,112,590	4,676,417	32,976,470	109,700,252	15,038,556
Deferred government grants	1,000,000	—	(1,400,000)	(191,923)	1,000,000	100,000	13,709

Net cash provided by operating activities	58,077,309	173,286,674	203,206,904	27,857,169	66,949,520	536,933,759	73,607,018

Cash flows from investing activities:
Purchase of property, equipment, and software	(7,151,818)	(5,428,898)	(83,979,972)	(11,512,622)	(8,525,422)	(112,006,385)	(15,354,699)
Purchase of copyrights	(1,831,351)	—	—	—	(3,051,351)	—	—

Net cash used in investing activities	(8,983,169)	(5,428,898)	(83,979,972)	(11,512,622)	(11,576,773)	(112,006,385)	(15,354,699)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible preferred shares, net of issuance costs	—	—	—	—	54,510,729	—	—
Receipt of shareholder loan	—	—	—	—	1,000,000	—	—
Repayment of shareholder loan	(8,000,000)	—	—	—	(13,000,000)	—	—
Payment of Receivable from shareholders	—	—	—	—	—	126,808	17,384
Proceeds from IPO, net of issuance costs	—	1,018,570,591	(8,105,195)	(1,111,123)	—	1,008,227,800	138,215,640

Net cash (used in)/provided by financing activities	(8,000,000)	1,018,570,591	(8,105,195)	(1,111,123)	42,510,729	1,008,354,608	138,233,024

Net increase in cash	41,094,140	1,186,428,367	111,121,737	15,233,424	97,883,476	1,433,281,982	196,485,343

Foreign exchange translation	—	(8,723,559)	(22,845,297)	(3,131,809)	—	(31,771,062)	(4,355,422)
Effect of exchange rate changes	(513,101)	(302,708)	(5,812,374)	(796,805)	(798,611)	(6,834,819)	(936,970)
Cash and cash equivalents, beginning of the period	60,775,853	236,166,827	1,413,568,927	193,782,925	4,272,027	101,356,892	13,894,784

Cash and cash equivalents, end of the period	101,356,892	1,413,568,927	1,496,032,993	205,087,735	101,356,892	1,496,032,993	205,087,735

Supplemental schedule of non-cash financing activities:
Issuance of 5,714,290 ordinary shares to SAIF	—	—	—	—	2,498,573	—	—
Issuance of 5,000,000 Series A convertible preferred shares to existing shareholders	—	—	—	—	3,971,025	—	—
Conversion of Series A convertible preferred shares into common shares	—	61,796,533	—	—	—	61,796,533	8,471,545

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(201,669)	(2,005,418)	(4,290,112)	(588,122)	(440,358)	(10,439,931)	(1,431,186)